Exhibit 99.2

We spread joy through science and technology Investor Presentation December 2020

2 Forward - Looking Statements This Investor Presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995 . Forward - looking statements can be identified by the use of words such as “forecast,” “intend,” “target,” “believe,” will,” “expect,” “estimate,” “plan,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward - looking statements include statements about our beliefs and expectations and the estimated financial information and other projections contained herein . Examples of forward - looking statements include, among others, statements made in this Investor Presentation regarding the revenues, earnings, performance, strategies, prospects and other aspects of the business of Scienjoy . Forward - looking statements are neither historical facts nor assurances of future performance . Instead, they are based only on management’s current beliefs, expectations and assumptions . Because forward - looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control . Actual results and outcomes may differ materially from those indicated in the forward - looking statements . Therefore, you should not rely on any of these forward - looking statements . Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward - looking statements include, among others, the following : (1) the inability to recognize the anticipated benefits of the future development, which may be affected by, among other things, competition, the ability of Scienjoy to grow and manage growth profitably, maintain relationships with third parties and partners, obtain adequate supply of raw materials and retain its management and key employees ; (2) changes in applicable laws or regulations ; (3) the possibility that Scienjoy may be adversely affected by other economic, business, regulatory, and/or competitive factors ; (4) the impact of foreign currency exchange rates and interest rates fluctuations on the results of Scienjoy ; and (5) other risks and uncertainties indicated in the Definitive proxy statement of HHHH (the “Proxy Statement”) filed on April 10 2020 by HHHH with the Securities and Exchange Commission (the “SEC”) in connection with the Business Combination, including those under “Risk Factors” therein, and other documents filed or to be filed from time to time with the SEC by Scienjoy . You are cautioned not to place undue reliance upon any forward - looking statements, which speak only as of the date made . Scienjoy undertakes no obligation to publicly update any forward - looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law . Industry and Market Data In this Investor Presentation, Scienjoy relies on and refers to information and statistics in the sectors in which it intends to compete . Scienjoy obtained this information and statistics from third - party sources believed to be reliable, including reports by market research firms . Scienjoy has supplemented this information where necessary with its own internal estimates, taking into account publicly available information about other industry participants and its management’s best view as to information that is not publicly available . Scienjoy has never independently verified the accuracy or completeness of any such third - party information . Additional Information and Where to Find it Scienjoy or HHHH, has filed or will file relevant materials with the Securities and Exchange Commission (the “SEC”), including the definitive proxy statement on Schedule 14 A . INVESTORS AND SECURITY HOLDERS OF SCIENJOY ARE URGED TO READ THESE MATERIALS (INCLUDING AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT SCIENJOY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SCIENJOY . The definitive proxy statement and other relevant materials in and any other documents filed by Scienjoy with the SEC, may be obtained free of charge at the SEC’s website (www . sec . gov)

3 This investor presentation (“Investor Presentation”) is for informational purposes only and does not constitute an offer to s ell , solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Scienjoy Holding Corporation (“Scienjoy” or “Co mpa ny”) or any of Scienjoy’s affiliate securities (as such term is defined under the U.S. federal securities laws). The data contained herein is derived from vario us internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any other i nfo rmation contained herein. All levels, prices and spreads are historical and do not represent current market levels, prices or spreads, some or all of which may hav e c hanged since the issuance of this document. Any data on past performance, modeling contained herein is not an indication as to future performance. Scienjoy ass ume s no obligation to update the information in this Investor Presentation. Scienjoy does not accept any liability whatsoever for any losses arising from the use of this Investor Presentation or reliance on the information contained herein. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or o the r advice. This Investor Presentation is being provided for use only by the intended recipient. No representation or warranty (whether expressed or implied) has been made by Scienjoy or any of its affiliates with respect to the matters set forth in this Investor Presentation. Only those particular representations and warranties of Scienjoy or any of its affiliates made in a definite wr itt en subscription agreement, if any, regarding the matters set forth in this Investor Presentation (which will not contain any representation or warranty relating to this Inves tor Presentation or information contained in or omitted from this Investor Presentation) when and if executed, and subject to such limitations and restrictions as specified the rein, shall have any legal effect. At any time upon the request of Scienjoy for any reason, recipient shall promptly deliver to Scienjoy or securely destroy this Investor P res entation and any other documents furnished to recipient by or on behalf of Scienjoy without keeping any copies, in whole or part, thereof.

Why SCIENJOY ? LARGEST Your choice of tapping into the world’s largest live streaming market NO.1 No. 1 in talent show mobile live streaming sector in China $130M Revenue Appealing financial fundamentals P/E Below market average P/E Share Price On the verge of rising trend of share price 4

HQ in Beijing, China A USD 240M+ Market Cap (1) company . Cover China, Middle East AND South East Asia . (1) Based on share price as of 11 st December. 2020 ； （ 2 ） Sources : Analysys ；（ 3 ） In Terms of Active Users . No.1 Ranking in Talent Show Live Streaming Sector in China Users Analysis in Talent Show Live Streaming Genre July 2020 (2) Active User Market Share (3) 5 Entertainment Live Streaming Game Live Streaming Ecommerce Live Streaming TAOBAO MOMO

15 Entertainment Ecommerce MCN Live Streaming Full Ecosystem User Broadcaster MCN Monetarization in Wechat , Titok and other video platforms Content Creation Licensed Training College to provide fresh blood in both ecommerce and entertainment Sector KOL Training Talent Show Live Streaming Voice Live Streaming Video Dating Ecommerce Live Streaming Online Shopping Mall Medical Cosmetology Entertainment Ecommerce

0 5 10 15 20 25 30 2018 2019 2020 M USD Annual PBT 0 20 40 60 80 100 120 140 160 180 200 2018 2019 2020 M USD Annual Revenue 0 20 40 60 80 1Q 2Q 3Q 4Q M USD Quarterly Revenue 2019 2020 14.75% 8.9% 29.13% 49.75% (4) 21.50% 30.65% 6.3M 5.5M 1 ) ARPPU refers to Average Revenue Per Paying User. 2) All above KPI refer to 3Q figures except Active broadcasters which sho w t otal number from incorporation. 3) Refer to first 9 months 2020. 4) Based on 3Q Press Release showing revenue estimate of RMB to 405M at 4Q. Key Operating Indicator (1) $ 131M Revenue - 2019 Financials $144 Quarterly ARPPU 3.1% Quarterly Paying Ratio 10M+ Quarterly Active User 243M Registered Users to - date > 200K Active Broadcasters (2) $ 22.5M Non GAAP Net Profit - 2019 23.8% Gross Profit Margin (3) 17.3% Non GAAP Net Profit Margin (3) 7 Earnout Target 2020

2020/5/7 ： 8.92 2020/10/27 ： 5.81 2020/11/19 ： 10.32 2020/12/11 ： 8.68 5.00 6.00 7.00 8.00 9.00 10.00 11.00 5/7/2020 6/7/2020 7/7/2020 8/7/2020 9/7/2020 10/7/2020 11/7/2020 12/7/2020 USD 8.6x 39.x 83.1x 7.5x 10.8x 30.3x (1) (2) Bloomberg 2020/12/11 data FY 2019 Price/Earnings （ 1 ） Average: 34.1 x Discount: 75 % Share Price Performance (2) 8 NASDAQ Listin g Share price raise @ approx. 50% in the past 1 month

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